Exhibit 23.2

Consent of John Burns Real Estate Consulting, LLC

We hereby consent to the use of our name in the Registration Statement on Form S-11 (together with any amendments or supplements thereto, the “Registration Statement”), to be filed by American Homes 4 Rent, a Maryland real estate investment trust (the “Company”), to the references to the John Burns Real Estate Consulting, LLC market study prepared for the Company wherever appearing in the Registration Statement, including, but not limited to the references to our company under the headings “Industry Overview and Market Opportunity,” “Our Business and Properties” and “Experts” in the Registration Statement, and, if applicable, the attachment of such market study as an exhibit to the Registration Statement.

Dated: June 3, 2013

John Burns Real Estate Consulting, LLC
/s/ Jody P. Kahn
By
Name:	Jody P. Kahn
Title:	Senior Vice President